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                                                                       Exhibit 2


                                                               [INVITROGEN LOGO]

FOR IMMEDIATE RELEASE


Investor and Media Contact:

Paul Goodson
Vice President, Investor Relations
(760) 603-7208


                   INVITROGEN ADOPTS SHAREHOLDERS RIGHTS PLAN


SAN DIEGO, CALIFORNIA, MARCH 7, 2001 - Invitrogen Corporation (Nasdaq: IVGN) announced today that its Board of Directors has adopted a Preferred Stock Purchase Rights Plan.

"The Plan is designed to enable all Invitrogen stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Invitrogen stockholders in the event that an unsolicited attempt is made to acquire Invitrogen," remarked Lyle Turner, Invitrogen's Chairman and CEO. "However, I want to emphasize that the adoption of the Rights Plan was not made in response to any proposal to acquire Invitrogen, and we are not aware of any such action."

To implement the Plan, the company will distribute one Preferred Stock Purchase Right per Common Share, payable to stockholders of record on March 30, 2001. The Rights will attach initially to the certificates representing outstanding common shares, but no separate Rights certificates will be distributed. The rights to acquire preferred stock are not immediately exercisable and will become exercisable only upon the occurrence of certain events relating to unsolicited acquisition attempts as described in the Plan. Upon the occurrence of those events, unless earlier redeemed for $0.001 per Right, the Rights will become exercisable by holders for common shares of Invitrogen having a value of twice the Rights' then-current exercise price. In addition, in the event of certain business combinations, the Rights permit holders to purchase the common stock of the third-party acquirer at a 50 percent discount. Rights held by the acquirer will become null and void in both cases.

No action is required on the part of stockholders. Invitrogen will send a letter to all of its stockholders with further details of the Plan.


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ABOUT INVITROGEN

Invitrogen Corporation develops, manufactures and markets research tools in kit form and provides other research products and services to biotechnology and biopharmaceutical researchers and companies worldwide. The company manufactures and markets thousands of products and services that simplify and improve gene cloning, gene expression, and gene analysis techniques for corporate, academic and government entities. The company also engages in technology licensing, research services, large-scale production, and life science technical expertise and support. Founded in 1987, Invitrogen is headquartered in San Diego, California and has operations in more than 20 countries and distributor relationships in 40 more. The company employs approximately 3,000 people at its worldwide locations.

For more information about Invitrogen Corporation, please visit the web site at www.invitrogen.com.